U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-22010

CUSIP NUMBER
[884402108]

(Check one):

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-QSB  ☐ Form N-SAR
For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I Registrant Information

Full Name of Registrant: Thomas Group, Inc.

Address of Principal Executive Office (Street and Number)

Thomas Group, Inc.
5221 North O’Connor Boulevard, Suite 500
Irving, Texas  75039

Part II Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2007, Thomas Group, Inc. (the “Company”) announced that its Board of Directors, Audit Committee and management concluded that the Company would need to restate its financial statements and related footnote disclosures for fiscal years ending December 31, 2002 through 2005 and the first three quarters of the 2006 fiscal year.  This conclusion was the result of a voluntary review of the Company’s historical stock option granting procedures initiated in connection with the assessment of the Company’s historical capitalization documentation and not in response to any specific concerns from within the Company about option practices, or any inquiry from the Securities and Exchange Commission or any other regulatory agency.

The Company is in the process of preparing the restated Consolidated Financial Statements and related footnote disclosures and needs additional time to accurately prepare and review Form 10-K.  The Company currently anticipates that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date according to Rule 12b-25.

Part IV Other Information

(1)   Name and telephone number of person to contact in regard to this notification

David English	972	869-3400
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  ☒ Yes    ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portionthereof?  ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the Company’s release of revenue and selected financial data, furnished to the SEC on Form 8-K on February 5, 2007, the Company’s revenues for the fourth quarter of 2006 were $14.8 million compared to $11.7 million in the fourth quarter of 2005. For the year 2006, revenues were $59.5 million compared to $43.1 million for the year 2005.

As indicated in the Company’s release announcing the need to restate the Company’s historical financial statements for the periods indicated above, filed with the SEC on Form 8-K on March 19, 2007, the Company has identified non-cash, stock-based compensation charges of approximately $200,000 that will impact amounts previously reported during years 2002 through 2005 and the first three quarters of 2006. In addition, approximately $2.0 million will be reclassified from retained earnings to additional paid-in capital at January 1, 2002 to reflect similar charges relating to options that were granted between August 19, 1993 (the date of the Company’s initial public offering) and December 31, 2001. The Company believes that these charges, resulting from the differences in accounting measurement dates, will not have an impact on its historical revenues, cash position or non-stock option related operating expenses, nor does the Company believe it will have a material impact on the operations of the Company going forward.

Thomas Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2007	By:	/s/ DAVID ENGLISH
David English
Vice President and Chief Financial Officer Principal Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).